                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                         HEALTH RISK MANAGEMENT, INC.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  421935107
                                (CUSIP Number)

                           MICHAEL S. MURRAY, ESQ.
                        FOWLER, WHITE, GILLEN, BOGGS,
                          VILLAREAL AND BANKER, P.A.
                                P.O. BOX 1438
                            TAMPA, FLORIDA  33601
                                (813) 228-7411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              SEPTEMBER 12, 1996
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              Page 1 of 6 Pages

--------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.: 421935107                                                Page 2 of 6



                                                       SCHEDULE 13D
  1         NAME OF REPORTING PERSONS:  HEALTHPLAN SERVICES CORPORATION
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 133787901


  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a)  / /
                                                                                                       (b)  /X/

  3         SEC USE ONLY


  4         SOURCE OF FUNDS*
            OO, WC, BK

  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                              / /

  6         CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

                     7        SOLE VOTING POWER
                              NONE
     NUMBER OF
       SHARES        8        SHARED VOTING POWER
    BENEFICIALLY              NONE
     OWNED BY
        EACH         9        SOLE DISPOSITIVE POWER
     REPORTING                NONE
    PERSON WITH
                     10       SHARED DISPOSITIVE POWER
                              800,032(1)

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            800,032(1)

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          / /

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.1%

  14        TYPE OF REPORTING PERSON*
            HC, CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of common stock of Health Risk Management, Inc. ("HRMI") covered by this report are subject to Support/Voting Agreements dated September 12, 1996, and described in Item 3 of this report. Nothing herein shall be deemed to be an admission by HealthPlan Services Corporation ("HPS") as to the beneficial ownership of any shares of Common Stock of HRMI, and HPS disclaims beneficial ownership of all shares of Common Stock of HRMI which may be voted under the Voting Agreements.



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CUSIP No.: 421935107                                               Page 3 of 6


         Item 1. Security and Issuer.


         This Amendment No. 1 relates to the common stock, $0.01 par value per share ("HRMI Common Stock"), of Health Risk Management, Inc. ("HRMI"), a Minnesota corporation. The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.





         Item 3.   Source and Amount of Funds or Other Consideration.


         Item 3 is hereby amended to read as follows:


         This Statement relates to the execution of certain Support/Voting Agreements (the "Voting Agreements") by each of the persons set forth in Annex II to this Schedule 13D, which Annex II is incorporated herein by this reference. The Voting Agreements were entered into as an inducement to HPS to enter into the Plan and Agreement of Merger, dated September 12, 1996, among HPS, HealthPlan Services Alpha Corporation ("Subcorp") and HRMI (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the stockholders of HRMI and various regulatory agencies), HRMI will merge with and into Subcorp (the "Merger"), and each issued and outstanding share of Common Stock of HRMI will be converted into the right to receive $9.68603 in cash and 0.360208 of a share of HPS Common Stock, par value $0.01 per share, subject to adjustment under the circumstances described in the Merger Agreement, plus cash in lieu of fractional shares. No



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CUSIP No.: 421935107                                               Page 4 of 6


monetary consideration was paid by HPS to the persons set forth in Annex II for the Voting Agreements.



        Pursuant to the terms of the Voting Agreements, each of the persons set forth in Annex II has agreed (i) to vote all of the shares of HRMI Common Stock beneficially owned by such person or its affiliates or over which such person or any of its affiliates has voting power or control to approve the Merger and the Merger Agreement, (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving HRMI, or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of HRMI and (iii) not to, and not to permit any company, trust or other entity controlled by such person to, and not to permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto other than pursuant to the Merger without HPS's consent. Such persons in the aggregate are estimated to have voting power over approximately 18.1% of the outstanding shares of HRMI Common Stock, based upon 4,415,046 shares of HRMI Common Stock and options which are currently exercisable as of September 12, 1996, as represented by HRMI. HPS may hereafter enter into similar agreements with other holders of HRMI Common Stock. A copy of the form of Support/Voting Agreement, dated as of September 12, 1996, executed by such persons is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Support/Voting Agreement is qualified in its entirety by reference to such exhibit.







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CUSIP No.: 421935107                                            Page 5 of 6



         Item 5.   Interest in Securities of Issuer.


         Item 5 is hereby amended to read as follows:

         As a result of the Voting Agreements, HPS may be deemed to be the beneficial owner of 800,032 shares of Common Stock of HRMI, which would represent approximately 18.1% of the shares of Common Stock (based upon 4,415,046 shares of HRMI Common Stock and options which are currently exercisable as of September 13, 1996 as represented by HRMI).


         The shares of Common Stock described herein are subject to the Voting Agreements. Nothing herein shall be deemed to be an admission by HPS as to the beneficial ownership of any shares of Common Stock, and HPS disclaims beneficial ownership of all shares of Common Stock of HRMI which may be voted under the Voting Agreements.

         To the best of HPS's knowledge, no executive officer or director of HPS beneficially owns any shares of HRMI Common Stock, nor have any transactions in HRMI Common Stock been effected during the past 60 days by HPS or, to the best knowledge of HPS, by any executive officer or director of HPS. In addition, no other person, other than those listed in Annex II, is known by HPS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.





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CUSIP No.: 421935107                                            Page 6 of 6



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                      HealthPlan Services Corporation


                                      By: /s/    James K. Murray, III
                                          -----------------------------------
                                          Name:  James K. Murray, III
                                          Title: Executive Vice President and
                                                 Chief Financial Officer






Date:  October 23, 1996